SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2008

Commission File Number 1-14493

VIVO PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

VIVO Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

VIVO PARTICIPAÇÕES S.A. CNPJ/MF nº 02.558.074/0001-73 - NIRE 35.3.001.587.9-2 Companhia Aberta

MINUTES OF THE REGULAR MEETING OF THE BOARD OF DIRECTORS HELD ON FEBRUARY 11, 2008

1. DATE, TIME AND PLACE: February 11, 2008, at 09:00 a.m., on Av. Roque Petroni Júnior, 1464, 6º andar, lado B, São Paulo - SP.

2. CHAIRMANSHIP OF THE MEETING: Luis Miguel Gilpérez López – Chairman; Breno Rodrigo Pacheco de Oliveira - Secretary.

3. INSTATEMENT: The meeting was initiated with the attendance of the Directors that sign these minutes, in compliance with the quorum set forth in the Bylaws.

4. AGENDA AND RESOLUTIONS.

4.1. Due to the resignation of the current Executive Vice-Presidente, Marketing and Innovation, Mr. Eduardo Aspesi, who was elected for that office at the Meeting of the Board of Directors held on October 30, 2006, the members of the Board of Directors ELECT, to occupy the office on an interim basis, concomitantly with his current office of Chief Executive Officer, Mr. Roberto Oliveira de Lima, Brazilian, married, business manager, bearer of identity card nº 4.455.053-4, SSP/SP, enrolled with the CPF/MF under nº 860.196.518-00, resident and domiciled in the Capital of São Paulo State, with business address at Av. Roque Petroni Júnior 1464, 6º andar, lado A, Morumbi, São Paulo – SP. It is herein recorded that the director now elected will occupy the office of Executive Vice-President, Marketing and Innovation on a provisional basis, until the next first Meeting of the Board of Directors to be held after the General Shareholders’ Meeting of 2008, and that he declares not to have been convicted of any crime set forth in the Law which might prevent him from exercising business activities.

The Directors hereby praise and thank for the professional ability, effort and dedication shown by Mr. Eduardo Aspesi who now leaves his office.

5. CLOSING OF THE MEETING: Since there was no other business to be transacted, the meeting was closed and these minutes were drawn-up, which were read, approved and signed by all the Directors attending the meeting and by the Secretary, being following transcribed in the proper book.

Signatures: Luiz Miguel Gilpérez López, Chairman of the Meeting; Rui Manuel de M. D’Espiney Patrício; Antonio Gonçalves de Oliveira; Shakhaf Wine; João Pedro Amadeu Baptista – Director represented by Mr. Shakhaf Wine; José Guimarães Monforte; Felix Pablo Ivorra Cano; Luiz Kaufmann – Director represented by Mr. Shakhaf Wine; and Ignácio Aller Mallo – Director represented by Mr. Felix Pablo Ivorra Cano;  Breno Rodrigo Pacheco de Oliveira, General Secretary.

I hereby certify that this is faithful copy of the original minutes, which were drawn-up in the Register Book of Minutes of the Board of Directors of the Company.

Breno Rodrigo Pacheco de Oliveira

Secretário Geral - OAB/RS nº  45.479

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 13, 2008

VIVO PARTICIPAÇÕES S.A.

By:	/S/ Ernesto Gardelliano
Ernesto Gardelliano Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.